Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 8, 2011
Registration No. 333-166915

Datalink Corporation

Final Term Sheet

3,710,000 Shares of Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated March 1, 2011 and accompanying prospectus dated June 29, 2010 (collectively, the “Prospectus”) included in Datalink Corporation’s Registration Statement on Form S-3 (Registration No. 333-166915) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Datalink Corporation

Symbol:	DTLK

Common stock offered by the Issuer:	2,750,000 shares.

Common stock offered by the selling stockholder	960,000 shares.

Over-allotment option:

We have granted the underwriters an option to purchase up to an additional 556,500 shares of common stock within 30 days of the date of the prospectus supplement in order to cover over-allotments, if any.

Common stock to be outstanding after the offering:

16,430,181 shares. If the underwriters exercise their over-allotment option in full, we will issue an additional 556,500 shares, which will result in 16,986,681 shares outstanding. The number of shares of common stock outstanding immediately after the closing of this offering is based on 13,680,181 shares of common stock outstanding as of February 24, 2011 and excludes the shares referenced in the prospectus supplement.

Price to the public:	$5.75 per share

Underwriting discount:	$0.374 per share

Net proceeds to us (after underwriting discounts and offering expenses):	$14.4 million. We will not receive any of the net proceeds received by the selling stockholder.

Capitalization:

The following table sets forth our consolidated capitalization as of December 31, 2010 on an actual basis and on an as adjusted basis to give effect to our sale of 2,750,000 shares of common stock at the public offering price of $5.75 per share, after deducting the underwriting discount and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase an additional 556,500 shares of our common stock).

	As of December 31, 2010
(dollars in thousands)	Actual	As Adjusted
Cash and cash equivalents	$8,988	$23,405
Stockholders’ equity:
Common stock, $0.001 par value, 50,000,000 shares authorized, 13,569,533 issued and outstanding as of December 31, 2010, 16,319,533 as adjusted	14	17
Additional paid-in capital	43,332	57,746
Retained earnings	4,109	4,109

Total stockholders’ equity	$47,455	$61,872

Selling Stockholder:

The following table presents the number of outstanding shares of our common stock owned by the selling stockholder as of February 24, 2011. The percentage of common stock owned by the selling stockholder is calculated based on 13,680,181 shares outstanding on February 24, 2011. The table also presents the number of shares sold by the selling stockholder and the number of shares he will own after the sale.  The selling stockholder has sole voting and investment power with respect to the shares of common stock.

	Number of Shares of Common Stock Owned Prior to Offering		Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Shares of Common Stock Owned After Offering
Name of Selling Stockholder	Number	Percent	Number	Percent	Number	Percent
Gregory Meland	2,723,926	19.90	960,000	7.00	1,763,926	10.74

Trade date:	March 9, 2011

Closing date:	March 14, 2011

Joint Book-Running Managers:	Craig-Hallum Capital Group LLC and Canaccord Genuity Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling us at 1-800-448-6314.